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                                                                       EXHIBIT 2
                         [Network Associates Letterhead]

                                  June 30, 2002


VIA FACSIMILE AND U.S. MAIL

Board of Directors
McAfee.com Corporation
535 Oakmead Parkway
Sunnyvale, CA 94085

Dear McAfee.com Board of Directors:

      I am writing to confirm my conversation with McAfee.com's CEO and each of McAfee.com's outside and independent directors this evening.

      Network Associates' board of directors continues to believe that it is desirable to recombine McAfee.com and Network Associates and the recombination is strategically and operationally compelling. Among other things, a recombination will serve to reduce or eliminate market confusion due to similarities in our products, customers and Web sites and will allow for a more targeted market approach, particularly in the consumer and small to medium-sized business market for our products.

      We plan to announce tomorrow an exchange offer pursuant to which McAfee.com's public stockholders will be offered 0.78 of a share of common stock of Network Associates in a tax-free exchange for each outstanding share of McAfee.com Class A common stock. The exchange ratio in our offer is the same as that in the prior exchange offer we withdrew on April 25th. The other terms are the same as those in the prior exchange offer, with limited modifications to the conditions. Based on the $19.27 closing price of our shares on June 28, 2002, our offer represents a value of approximately $15.03 per Class A share and a 2.7% premium to the June 28, 2002 closing price for McAfee.com Class A common stock.

      We intend to file our offering materials with the Securities and Exchange Commission and commence our exchange offer on or about July 2, 2002. While our offer is being made to McAfee.com's stockholders and McAfee.com board approval is not required, we are aware of the obligation of McAfee.com's board to respond to our offer under the U.S. tender offer rules. In that regard, we would expect and support any decision to reconstitute the previously formed special committee of outside and independent directors that evaluated our previous offer. Also enclosed is a copy of the press release that is being issued tomorrow.

                                          Sincerely,


                                          /s/ George Samenuk
                                          ------------------
                                          George Samenuk
                                          Chairman and CEO